Exhibit 6.5

**CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT BOTH (i) IS NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.**

PUBLISHING AGREEMENT

THIS AGREEMENT (hereinafter, the “Agreement”) is made this 18th day of October 2019, between DeDonato Enterprises LLC (hereinafter, the “Publisher”) and Revival AI, LLC, a Colorado limited liability company (hereinafter, “Revival AI”), with offices at 11605 Meridian Market View, U124/#254, Falcon, CO 80831. Publisher and Revival AI may hereinafter be referred to jointly as the “Parties” or individually as a “Party”.

Recitals

WHEREAS, the Publisher is the owner of the copyright of the work titled 1599 Geneva Bible (hereinafter, the “Work”) or has a licence to the Work which grants the Publisher, at a minimum, the legal authority to agree to the terms of this Agreement;

WHEREAS, Revival AI is a publisher and producer of customizable Bibles and holds a patent related to the same;

WHEREAS, the Publisher desires Revival AI to publish and produce through the Revival AI custom Bible interface the Work, and Revival AI desires to publish the Work on the terms of this Agreement set forth below;

Agreement

NOW THEREFORE in consideration of the promises hereinafter set forth herein and for valuable consideration, the receipt and sufficiency of which, is acknowledged by the Parties, the Parties agree to the following terms:

Terms

1.	Grant of Publishing Rights

A. The Publisher hereby grants and assigns to Revival AI, its successors, representatives, and assigns, the non-exclusive right to publish (including, without limitation, electronically format, print, publish, and sell) the Work in a Customized Form via the Revival AI customizing interface in all forms globally during the full term of any applicable copyright and any renewals and extensions thereof, except as provided herein. The term “Customized Form” shall mean for the purposes of this Agreement a form of the Work that is expressed in whole, part or derivative as a result of the selections of a purchaser through Revival AI’s customizing interface.

B. The Publisher shall execute and deliver to Revival AI any and all documents which Revival AI reasonably deems necessary or appropriate to evidence Publisher’s ability to properly enter into this Agreement, the Publisher’s status of ownership and/or license to the Work, and Publisher’s ability to perform its obligations hereunder. Nothing contained in this subparagraph shall be construed as limiting, modifying or otherwise affecting any of the rights granted to Revival AI under this Agreement.

2.	Publisher’s Warranties and Indemnity

A. Publisher hereby represents and warrants to Revival AI its successors, representatives, and assigns that: (i) that Publisher is the owner of all the rights granted to Revival AI hereunder; (ii) Publisher has full authority to enter into this Agreement, (iii) the Work is subject to any agreement, lien, or other claim or rights which may interfere with the rights herein granted to Revival AI or the ultimate user; (iv) that the Work is original and not in the public domain; (v) that the Work does not violate the right of privacy of any person and does not contain any libelous, obscene, or other unlawful matter; and (vi) that the Work does not infringe upon the copyright or violate any other right of any person or party.

B. The Publisher shall indemnify, defend, and hold Revival AI harmless from any and all claims, costs, fees, and damages asserted against Revival AI by any person, entity or governmental body, arising out or in connection with publishing the Work, this Agreement, or any of Publisher’s representation contained herein (an “Indemnified Claim”) including, without limitation, all attorney’s fees, court costs, and travel expenses. After becoming aware of an Indemnified Claim, Revival AI shall promptly notify the Publisher and may withhold payments due to the Publisher under this Agreement, until such claim has been settled, withdrawn, or otherwise resolved. If a final adverse judgment is rendered as a result of an Indemnified Claim and is not paid or discharged by the Publisher, in addition to all other remedies, Revival AI may have at equity or law, apply any payments due Publisher hereunder to satisfy such a judgment.

C. The Publisher shall undertake for itself, its successors and assignees, to execute at any time, on request of Revival AI, any document or documents to confirm or continue any of the rights defined herein, and to take all proceedings necessary to enforce copyright in the United States and elsewhere related to the Work.

D. The provisions of this Section 3 shall survive the termination of this Agreement.

3.	Delivery of Work Files

A. The Publisher agrees to deliver to Revival AI at least one (1) electronic copy of the manuscript of the Work, in content and form satisfactory to Revival AI (hereinafter, the “Manuscript”), on or before October 12th, 2019, (hereinafter, the “Initial Delivery Date”). The Publisher agrees that the electronic copy shall be formatted to be compatible, most favorably, with Microsoft Word or Microsoft Excel, or, secondarily, Adobe PDF. Whenever possible, in cases when a translation is provided, Publisher agrees that the Biblical translation and derivative materials of the Work shall be separated into separate electronic files. Failure to timely and properly deliver the Manuscript as required herein shall permit Revival AI to immediately terminate this Agreement for cause.

B. The Publisher shall, at Publisher’s sole expense, also deliver to Revival AI, not later than the Initial Delivery Date (unless otherwise agreed to in writing by Revival AI), written authorizations and permissions for the use of any copyrighted or other proprietary materials (including but not limited to art and illustrations) owned by any third party which appear in the Work and written releases or consents by any person or entity described, quoted or depicted in the Work (hereinafter, collectively the “Permissions”). If the Publisher does not timely and fully deliver the Permissions, Revival AI shall have the right, but not the obligation, to obtain such Permissions on its own, and the Publisher shall reimburse Revival AI for all expenses incurred by Revival AI in obtaining such Permissions.

C. If Revival AI, in its sole discretion, reasonably deems the Manuscript, and/or any other materials delivered by the Publisher to be unacceptable in form and substance, then Revival AI shall promptly advise the Publisher by written notice, and the Publisher shall cure any defects and generally revise and correct the Manuscript and/or other materials to the reasonable satisfaction of Revival AI, and deliver a fully revised and corrected Manuscript and/or other materials promptly after receipt of Revival AI’s notice.

D. If the Publisher fails to deliver the Manuscript or other materials required under this Agreement, and/or any revisions and corrections thereof as requested by Revival AI, on the dates reasonably designated by Revival AI, or if the Publisher fails to do so in a form and substance reasonably satisfactory to Revival AI, then Revival AI shall have the right to terminate this Agreement by so informing the Publisher by letter sent by certified mail, return receipt requested, to the address of the Publisher set forth herein.

4.	Style, Price, Promotion, Distribution

A. Revival AI shall have the right, but not the obligation, to publish and re-publish the Work at its own expense in any custom format and style, cover or covers, manner, and advertisement, and at such price, as it deems suitable.

5.	Advertising and Promotion

A. Revival AI shall have the right, but not the obligation, to use the Publisher’s name, logo, and Manuscript for advertising, promotion, and other use of the Work and the other rights granted under this Agreement.

B. Revival AI shall have the right to determine the time, place, method and manner of advertising, promotion and other use of the Work.

6.	Subsidiary Rights

Additional rights which the Publisher grants to Revival AI are as follows:

a)	Reprint of the entire Work in various customized formats and volumes;
b)	recording and photographic reproduction of part of the text; dramatic (stage, radio, television, motion picture) commercial visual and/or sound presentation, reproduction, recording;
c)	and developing for use in all other mechanical or electronic visual and sound reproducing rights of the Work now known or later invented.

Revival AI shall have the sole right to negotiate and sign contracts relating to these rights.

7.	Reserved Rights

All rights in the Work now existing or which may hereafter come into existence, except those hereby specifically granted to Revival AI, are reserved to and by the Publisher for Publisher’s use.

8.	Revision

If at any time while this Agreement continues in force Revival AI deems the publication of a new edition or revision of the Work desirable, it shall notify the Publisher. If the Publisher is able and wishes to undertake the preparation of such a new edition, or revision, he shall so inform Revival AI in writing within thirty (30) days of receipt of said notice. Such new edition or revision, if undertaken by the Publisher, shall contain such material as Revival AI and the Publisher agree to be appropriate thereto, and the date of delivery of the manuscript thereof shall also be established by mutual written agreement.

9.	Force Majeure

The failure of Revival AI to publish or republish any of the Work shall not be deemed to be a violation of this Agreement or give rise to any right of termination or reversion if such failure is caused by restrictions of government agencies, labor disputes, or inability to obtain the materials necessary for its manufacture, or occurs for any other reason beyond Revival AI’s control; and in the event of delay from any such cause, the publication date or reissue may be postponed accordingly.

10.	Royalties

Royalties shall be paid to the Publisher as follows:

A. A royalty of up to [***] of Revival AI’s gross revenues for books sold containing the Work. Royalty shall be calculated based on the percentage of the final Word count of the customized product. For example, if a customized book contains solely Publisher’s Work, then Publisher shall receive [***] of the purchase price. However, if a customized book contains public domain or other licensed content alongside Publisher’s Work, then the [***] royalty shall be calculated based on percentage word count of the custom work licensed from Publisher.

B. The term “Net copies sold” as used in this Agreement, means the sale less returns of any and all copies sold by Revival AI through the customizing interface, and does not include promotional and review copies, or copies for which a royalty rate is otherwise set forth in this Agreement. The term “Gross revenues,” as used in this Agreement, refers to funds received by Revival AI, for the sale of copies of a custom book containing the Work.

11.	Statements & Payments

A. Revival AI agrees to render semi-annual statements of account in duplicate and to make payments on or before February first and August first of each year covering sales (less returns) to the preceding January first and July first respectively.

B. All other royalties or other sums accruing to the Publisher in accordance with the provisions of this agreement shall be reported as of the accounting periods in which Revival AI receives them.

C. Whenever the Publisher has received an overpayment of monies under the terms of this agreement, Revival AI may deduct the amount of this overpayment from any sums that may accrue to the Publisher from any agreement with Revival AI.

12.	Notices

Any notice or other communication required, or which may be given, pursuant to this Agreement, shall be in writing. Any such notice shall be deemed delivered (i) on the day of delivery in person; (ii) five (5) days after deposit in first class registered mail, with return receipt requested; (iii) on the actual delivery date if deposited with an overnight courier; or (iv) on the date sent by electronic-mail, if confirmed with a copy sent contemporaneously by first class, certified, registered or express mail; in each case properly posted and fully prepaid to the appropriate address set forth below, or such other address as a party may provide notice of in accordance with this section:

TO:	Revival AI
11605 Meridian Market View
U154/#254
Falcon, CO 80831

TO:	DeDonato Enterprises LLC
5605 Riggins Ct.
Las Vegas, NV 89502

13.	Successors and Assigns

This agreement shall be binding upon and inure to the benefit of the executors, administrators, and assigns of the Publisher and upon and to the successors and assigns of Revival AI.

14.	Term of Agreement

Unless previously terminated as provided herein, this Agreement shall continue in force as follows: (a) for the term of three (3) years (the “Initial Term”); (b) after the Initial Term, this Agreement shall automatically renew for one (1) year, and for one (1) year every year thereafter, unless at least ninety (90) days prior to the end of the Initial Term or any subsequent renewal, a Party gives written notice to the other Party that it does not wish to renew this Agreement.

15.	Waivers

The failure of either party to exercise any of its rights under this Agreement for a breach thereof shall not be deemed to be a waiver of such rights, and no waiver by either party, whether written or oral, express or implied, of any rights under or arising from this Agreement shall be binding on any subsequent occasion; and no concession by either party shall be treated as an implied modification of the Agreement unless specifically agreed in writing.

16.	Amendments

No amendment of, addition to or modification of this Agreement shall be effective unless reduced to writing and signed by the parties hereto.

17.	Laws Applicable

This Agreement shall be interpreted according to the laws and statutes of the United States of America and of the State of Colorado, except that its conflicts of law provisions shall not apply. Any litigation relating to this Agreement shall be pursued in federal or state court in the State of Colorado.

18.	Severability

In the event one or more clauses of this Agreement are declared invalid, void, unenforceable or illegal, that shall not affect the validity of the remaining portions of this Agreement.

19.	Entire Agreement

This Agreement sets forth the entire agreement of the parties, and replaces and supersedes any previous agreement between the parties on the subject, whether oral or written, express or implied.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

DeDonato Enterprises LLC		Revival AI

By:	/s/ Brandon Vallorani	By:	/s/ William J. Robinson III
Name:	Brandon Vallorani	Name:	William J. Robinson III
Title:	CEO	Title:	CVO